Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, PAVmed Inc. (“PAVmed,” the “Company” or “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.001 par value per share. The Company’s securities registered under Section 12 of the Exchange Act are listed on The Nasdaq Stock Market LLC.

DESCRIPTION OF COMMON STOCK

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, bylaws, and the Delaware General Corporation Law (the “DGCL”) relating to our common stock. This summary discussion is not complete, and is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our certificate of incorporation and our bylaws. You should read the provisions of our certificate of incorporation and our bylaws as currently in effect for provisions that may be important to you.

The amounts set forth in this Exhibit 4.1 reflect the Company's 1-for-30 reverse stock split that became effective January 2, 2026, as applicable.

Authorized Capital Stock

As of December 31, 2025, we were authorized to issue 20,000,000 shares of preferred stock, par value $0.001, and 250,000,000 shares of common stock, par value $0.001. On January 2, 2026, pursuant to a previously filed amendment to our certificate of incorporation the number of shares of common stock we are authorized to issue was decreased to 25,000,000 shares.

Common Stock

As of December 31, 2025, there were 995,673 shares of our common stock issued and outstanding, and, as of such date, we also had issued and outstanding:

(i)

Stock options to purchase 45,834 shares of our common stock at a weighted average exercise price of $354.62 per share, with such total number inclusive of both stock options granted under the PAVmed Inc. 2014 Long-Term Incentive Equity Plan (“PAVmed Inc. 2014 Equity Plan”) and stock options granted outside such plan; 34,595 shares of our common stock reserved for issuance, but not subject to outstanding awards under the PAVmed Inc. 2014 Equity Plan; and 10,218 shares of our common stock reserved for issuance under the PAVmed Inc. Employee Stock Purchase Plan (“PAVmed Inc. ESPP”);

(ii)	1,529,389 shares of Series B Convertible Preferred Stock convertible into 3,399 shares of our common stock;
(iii)	19,457 shares of Series C Convertible Preferred Stock convertible into 700,452 shares of our common stock;
(iv)

A Senior Secured Convertible Note, issued pursuant to that certain securities purchase agreement dated as of March 31, 2022 (the “2022 Note”), convertible into 3,714 shares of our common stock, assuming for the purposes hereof that the principal and interest thereon is converted into shares of our common stock at the fixed conversion price of $2,250.00 per share, which conversion price is subject to adjustment in accordance with the terms of the note.

Subsequent to December 31, 2025, through March 27, 2026, we issued (i) 433,546 shares of our common stock upon conversion of the Series C Convertible Preferred Stock, (ii) 30,000 shares of Series D Convertible Preferred Stock convertible into 4,615,393 shares of our common stock; (iii) warrants that are exercisable for 30,000 shares of Series D Convertible Preferred Stock convertible into 4,615,393 shares of our common stock, and (iv) 338,477 additional shares of our common stock.

Exhibit 4.1

(continued)

Series B Convertible Preferred Stock

On March 23, 2018, we filed the PAVmed Inc. Certificate of Designation of Preferences, Rights, and Limitations of Series B Convertible Preferred Stock (“PAVmed Inc. Series B Convertible Preferred Stock Certificate of Designation”). As of March 27, 2026, there were 1,559,991 shares of Series B Convertible Preferred Stock issued and outstanding.

Series C Convertible Preferred Stock

On January 17, 2025, we filed the PAVmed Inc. Certificate of Designation of Preferences, Rights, and Limitations of Series C Convertible Preferred Stock (“PAVmed Inc. Series C Convertible Preferred Stock Certificate of Designation”).  On February 3, 2026, concurrently with the Series D Offering (as defined below), the Company redeemed all 16,962 shares of Series C Preferred Stock outstanding.  Accordingly, as of March 27, 2026, there are no shares of Series B Convertible Preferred Stock outstanding.

Series D Convertible Preferred Stock

On February 3, 2026, we filed the PAVmed Inc. Certificate of Designation of Preferences, Rights, and Limitations of Series D Convertible Preferred Stock (“PAVmed Inc. Series D Convertible Preferred Stock Certificate of Designation”).  On March 27, 2026, PAVmed's shareholders approved the conversion of the Series D Preferred Stock into shares of our common stock.  Promptly following such approval, 100% of the Series D Preferred Stock was converted in full into 4,615,393 shares of our common stock.  Accordingly, as of March 27, 2026, there are no shares of Series D Preferred Stock outstanding.

Common Stock

Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Subject to any preferential dividend rights of any outstanding shares of preferred stock, holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders is paid. Our certificate of incorporation does not provide the common stock with any redemption, conversion or preemptive rights, and there are no sinking fund provisions with respect to our common stock. All shares of common stock that are outstanding are fully-paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of blank check preferred stock. Accordingly, our board of directors is empowered, without stockholder approval, to issue shares of preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of shares of our common stock. In addition, shares of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

The following is a description of all of our preferred stock that was outstanding as of December 31, 2025, or that was issued subsequent thereto (it being understood that as of March 27, 2026, there are no shares of Series C Preferred Stock or Series D Preferred Stock outstanding).

Exhibit 4.1

(continued)

PAVmed Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock is issued pursuant to the PAVmed Inc. Series B Convertible Preferred Stock Certificate of Designation, has a par value of $0.001 per share, no voting rights, a stated value of $3.00 per share, and is immediately convertible upon its issuance, as discussed herein below.

The Series B Convertible Preferred stock is senior to our common stock with respect to dividends and assets distributed in liquidation. In this regard, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or Deemed Liquidation Event (as defined in the certificate of designations for the Series B Convertible Preferred Stock), the holders of shares of Series B Convertible Preferred Stock then outstanding shall be entitled to be paid out of our assets available for distribution to our stockholders, before any payment shall be made to the holders of our common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the stated value of the Series B Convertible Preferred Stock, plus any dividends accrued but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Convertible Preferred Stock been converted into our common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

At the holders’ election, 450 shares of Series B Convertible Preferred Stock are convertible into one share of common stock of PAVmed Inc. at a common stock conversion exchange factor equal to a numerator of $3.00 and a denominator of $1,350.00, with each such numerator and denominator not subject to further adjustment, except for the effect of stock dividends, stock splits or similar events affecting the Company’s common stock. The Series B Convertible Preferred Stock shall not be redeemed for cash and under no circumstances shall the Company be required to net cash settle the Series B Convertible Preferred Stock.

Exhibit 4.1

(continued)

The Series B Convertible Preferred Stock provides for dividends at a rate of 8% per annum of the $3.00 stated value per share of the Series B Convertible Preferred Stock. Dividends are payable in arrears on each January 1, April 1, July 1, and October 1. Dividends accrue and cumulate whether or not declared by our board of directors. All accumulated and unpaid dividends compound quarterly at the rate of 8% of the stated value per annum. Dividends are payable at our election in any combination of shares of Series B Convertible Preferred Stock, cash or shares of our common stock.

Series C Convertible Preferred Stock

The Series C Preferred Stock is issued pursuant to the PAVmed Inc. Series C Convertible Preferred Stock Certificate of Designation and has a par value of $0.001 per share. Each share of Series C Preferred Stock has a stated value of $1,000, and entitles the holder thereof to a preferred dividend at a rate of 7.875% per annum, payable quarterly in arrears. The Series C Preferred Stock is entitled to vote with the holders of shares of Common Stock, voting together as one class, on all matters in which the holders of the preferred shares are permitted to vote with the class of shares of Common Stock pursuant to applicable law, on an as-converted basis (subject to certain limitations, including the beneficial ownership limitation described below).

The Series C Preferred Stock is pari passu with the Series B Convertible Preferred Stock, and is senior to all of the Company’s other equity securities. Upon liquidation, a holder of Series C Preferred Stock will be entitled to receive in cash out of the assets of the Company, before any amount would be paid to the holders of any of shares of the Company’s common stock, but pari passu with the holders of any Series B Preferred Stock then outstanding, an amount per share equal to the greater of (A) the sum of (i) 110% of the stated value (plus any accrued and unpaid dividends or other amounts then payable thereon) of such share of Series C Preferred Stock then outstanding and (ii) a ratable portion of 100% of the stated value (plus any accrued and unpaid dividends or other amounts then payable thereon) of the Series B Preferred Stock then outstanding and (B) the amount per share such holder would receive if such holder converted such share of Series C Preferred Stock into the Company’s common stock immediately prior to the date of such payment.

Each share of Series C Preferred Stock, plus accrued and unpaid dividends thereon, is convertible at any time, in whole or in part, at the holder’s option, into shares of the Company’s common stock at an initial fixed conversion price of $32.04 per share, subject to certain adjustments.

At any time following the occurrence of a Triggering Event, a holder of shares of the Series C Preferred Stock has the right to elect to convert shares of Series C Preferred Stock into the Company’s common stock at an alternate conversion price equal to the lower of: (i) the fixed conversion price then in effect, and (ii) the lowest of (A) 80% of the VWAP of the Company’s common stock as of the trading day immediately preceding the delivery or deemed delivery of the applicable notice of conversion, (B) 80% of the VWAP of the Company’s common stock as of the trading day of the delivery or deemed delivery of the applicable notice of conversion, and (C) 80% of the average VWAP of the Company’s common stock for each of the two trading days with the lowest VWAP of the Company’s common stock during the ten consecutive trading day period ending and including the trading day immediately prior to the delivery or deemed delivery of the applicable notice of conversion, but in the case of clause (ii), not less than $0.2136 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) (such price, the “Alternate Conversion Price”). The term Triggering Event includes events that would constitute an event of default under the September 2022 Senior Convertible Note, in addition to the failure of the Company to complete a Qualified Company Optional Redemption (as defined below) by March 31, 2025 (the “QCOR Triggering Event”). The principal consequence of a Triggering Event (other than a bankruptcy-related Triggering Event) is to give the Holder the right to elect an alternate conversion as described above. In addition, the occurrence of a Triggering Event (other than a QCOR Triggering Event) will result in an increase to the dividend rate and limit the Company’s right to redeem the Series C Preferred Stock. A Triggering Event (other than a bankruptcy-related Triggering Event) will not otherwise accelerate any financial or other obligation on the part of the Company in respect of the Series C Preferred Stock.

Exhibit 4.1

(continued)

If the Company grants, issues or sells (or enters into any agreement to grant, issue or sell) or is deemed to have granted, issued or sold, any shares of common stock, for consideration per share less than the fixed conversion price then in effect, then immediately after such issuance, the fixed conversion price shall be reduced to an amount equal to such lower price.

The Company has the right to redeem all, but not less than all, of the shares of Series C Preferred Stock at a redemption price equal to 132.5% of the aggregate stated value of the Series C Preferred Stock plus all accrued and unpaid dividends and other amounts then payable thereon. The Company also has an additional one-time right to redeem a portion of the shares of Series C Preferred Stock with an aggregate stated value of at least $5 million at the same redemption price (a “Qualified Company Optional Redemption”).

Upon a Change of Control (as defined in the PAVmed Inc. Series C Convertible Preferred Stock Certificate of Designation), a holder of the Series C Preferred Stock has the right to require the Company to redeem all, or any portion, of the holder’s shares of Series C Preferred Stock at a price equal to 132.5% of the stated value of the Series C Preferred Stock (plus any accrued and unpaid dividends or other amounts then payable thereon) or, if greater, an amount determined pursuant to the PAVmed Inc. Series C Convertible Preferred Stock Certificate of Designation based on the then-current market price or the consideration payable in the Change of Control transaction, whichever is higher.

A holder may not convert any of the shares of Series C Preferred Stock, to the extent that, after giving effect to such conversion, such holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the shares of the Company’s common stock outstanding immediately after giving effect to such conversion (the “Maximum Percentage”). The Holder may from time to time increase or decrease the Maximum Percentage; provided that in no event could the Maximum Percentage exceed 9.99%, provided, further, that any such increase would not be effective until the 61st day after delivery of a notice to the Company of such increase.

The Company and its subsidiaries (other than Lucid) are subject to certain customary affirmative and negative covenants regarding the rank of the Series C Preferred Stock, the incurrence of indebtedness, the existence of liens, the repayment of indebtedness and the making of investments, the payment of cash in respect of dividends, distributions or redemptions, the transfer of assets, the maturity of other indebtedness, transactions with affiliates and the ability to complete stock splits, among other customary matters. The Company also is subject to a financial covenant requiring that it maintain its cash flow on a break-even basis.

Series D Convertible Preferred Stock Convertible Preferred Stock

The Series D Preferred Stock is issued pursuant to the PAVmed Inc. Series D Convertible Preferred Stock Certificate of Designation and has a par value of $0.001 per share. The key terms of the Series D Preferred Stock are as follows:

     Rank. The Series D Preferred Stock is senior to the Common Stock and any other class of the Company’s capital stock that is not by its terms senior to or pari passu with the Series D Preferred Stock. The Series D Preferred Stock is pari passu with the Series B Preferred Stock.

    Voluntary Conversion. Each share of Series D Preferred Stock is convertible at the option of the holder, subject to the beneficial ownership and primary market limitations described below, into a number of shares of the Company’s common stock equal to $1,000 (the “Stated Value”) divided by the conversion price in effect at the time of the conversion. The initial conversion price of the Series D Preferred Stock is $6.50 per share, subject to adjustment in the event of stock splits, stock dividends, and similar transactions.

    Mandatory Conversion. The Series D Preferred Stock will automatically convert into shares of Common Stock upon the earlier of (i) receipt of the stockholder approval (the “Stockholder Approval”) for issuances of common stock upon conversion of the Series D Preferred Stock in excess of the primary market limitation described below or (ii) delivery of written notice by the Company to each holder that the Company has determined that the Stockholder Approval is not required by the rules of Nasdaq (the “Mandatory Conversion Date”).

    Dividends. The Company may not pay any dividends or other distributions on shares of any other class or series of capital stock of the Company, other than dividends on shares of Series B Preferred Stock payable in additional shares of Series B Preferred Stock, and other than dividends on the Company’s common stock payable in shares of common stock or common stock equivalents.

    Voting. On any matter to be acted upon or considered by the stockholders of the Company (other than the Stockholder Approval), each holder shall be entitled to vote on an “as converted” basis, after applying the beneficial ownership and primary market limitations described below and provided that the conversion price will be deemed, solely for the purpose of voting, to be no less than the “Minimum Price” as defined in the rules of The Nasdaq Stock Market LLC (“Nasdaq”). The Series D Preferred Stock will vote together with the common stock as a single class. In addition, the Certificate of Designations contains protective provisions, requiring the Company to obtain the consent of the holders of a majority of the Series D Preferred Stock for certain specified actions.

   Preferred Director. As long as there are at least 10,000 shares of Series D Preferred Stock outstanding, the holders of Series D Preferred Stock shall have the exclusive right, voting together as a separate class, to appoint and elect one director of PAVmed, and such director’s consent shall be required prior to any optional redemption by PAVmed of the 2026 Note.

    Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (or any Deemed Liquidation Event as defined in the PAVmed Inc. Series D Convertible Preferred Stock Certificate of Designation), the holders of shares of Series D Preferred Stock then outstanding (pari passu with the Series B Preferred Stock) will be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Stated Value, plus any dividends accrued but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series D Preferred Stock been converted into Common Stock immediately prior to such event.

    Beneficial Ownership Limitation. The Company will not effect any conversion of the Series D Preferred Stock, and a holder will not have the right to receive dividends or convert any portion of the Series D Preferred Stock, to the extent that, after giving effect to the receipt of dividends or the conversion, the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% (which may be increased, at the written election of a holder prior to the issuance of any shares of Series D Preferred Stock, up to 19.99%) of the number of shares of outstanding common stock immediately after giving effect to the conversion; provided that such limitation shall cease to apply from and after the Mandatory Conversion Date.

    Primary Market Limitation. Unless the approval of the Company’s stockholders is not required by the applicable rules of Nasdaq for issuances of common stock in excess of 19.99% of the outstanding common stock as of February 3, 2026 (or, if earlier, the date of the definitive agreement for any transaction aggregated with the sale of the Series D Preferred Stock) (the “Market Limit”), or unless the Company has obtained the Stockholder Approval, the Company will not effect any conversion of the Series D Preferred Stock, and a holder shall not have the right to convert any portion of the Series D Preferred Stock, to the extent that, after giving effect to the receipt of common stock in connection with such conversion, the holder would have received in excess of its pro rata share of the Market Limit.

     Redemption. At any time and from time to time, from and after February 3, 2029 (or if earlier, the occurrence of a Triggering Event as described below), each holder of the Series D Preferred Stock may cause the Company to redeem all of its outstanding shares of Series D Preferred Stock, or any portion thereof, in cash at a redemption price per share equal to the stated value multiplied (i) 300%, if notice of redemption is delivered on or prior to February 3, 2027, (ii) 400%, if notice of redemption is delivered after February 3, 2027 and on or prior to February 3, 2028, or (iii) 500%, if notice of redemption is delivered after February 3, 2028. A “Triggering Event” includes a Bankruptcy Event (as defined in the PAVmed Inc. Series D Convertible Preferred Stock Certificate of Designation) or to the extent the 2026 Note remains outstanding, the earlier receipt (or deemed receipt) by the Company of an Event of Default Redemption Notice (as defined in the 2026 Note) pursuant to such note.

    Charter Amendment. The Company agreed with the holders of the Series D Preferred Stock to seek approval at the Stockholder Meeting of a resolution providing for an amendment to the Company’s Certificate of Incorporation to permit the removal of any director, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock (or securities convertible therefor) entitled to vote in elections of the Company’s directors.

Series D Warrants

      The outstanding Series D Warrants entitle the holders thereof to purchase an aggregate of 30,000 shares of Series D Preferred Stock (the “Warrant Shares”) at an exercise price of $1,000 per share (which shares of Series D Preferred Stock are then convertible into shares of common stock as described in the summary of the Series D Preferred Stock above). The Warrants expire on February 3, 2031.

      Commencing on the publication by Molecular Diagnostic Services Program (MolDx) of a draft local coverage determination that Lucid's EsoGuard product will be covered by Medicare, the Series D Warrants will be callable by the Company at a price of $0.001 per Warrant Share. The Company may send written notice to the holders after such condition has been satisfied and, after receipt of such notice, the holders will have 30 days after the call notice to exercise the Series D Warrants with respect to 50% of the Warrant Shares, and 30 days after receipt of Stockholder Approval (or if later, 30 days after receipt of the call notice) to exercise the Series D Warrants with respect to the remaining 50% of the Warrant Shares.

Dividends

We have not paid any cash dividends on our common stock to date. Any future decisions regarding cash dividends will be made by our board of directors. We do not anticipate paying cash dividends in the foreseeable future but expect to retain earnings to finance the growth of our business. Our board of directors has complete discretion on whether to pay cash dividends. Even if our board of directors decides to pay cash dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant.

We have paid one in-kind dividend on our common stock to date. On February 15, 2024, the Company distributed by special dividend to the Company stockholders 3,331,747 shares of Lucid Diagnostics common stock held by the Company. On such date, each PAVmed shareholder as of the January 15, 2024 record date received a stock dividend of approximately 38 shares of Lucid common stock for every 100 shares of PAVmed common stock they held as of such date.

Exhibit 4.1

(continued)

Anti-Takeover Provisions

Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Classified Board. Our board of directors is divided into three classes. The number of directors in each class is as nearly equal as possible. Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The existence of a classified board may extend the time required to make any change in control of the board when compared to a corporation with an unclassified board. It may take two annual meetings for our stockholders to effect a change in control of the board, because in general less than a majority of the members of the board will be elected at a given annual meeting. Because our board is classified and our certificate of incorporation does not otherwise provide, under Delaware law, our directors may only be removed for cause.

Vacancies in the Board of Directors. Our certificate of incorporation and bylaws provide that, subject to limitations, any vacancy occurring in our board of directors for any reason may be filled by a majority of the remaining members of our board of directors then in office, even if such majority is less than a quorum. Each director elected to fill a vacancy resulting from the death, resignation or removal of a director shall hold office until the expiration of the term of the director whose death, resignation or removal created the vacancy.

Exhibit 4.1

(continued)

Advance Notice of Nominations and Shareholder Proposals. Our stockholders are required to provide advance notice and additional disclosures in order to nominate individuals for election to our board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Special Meetings of Stockholders. Under our bylaws, special meetings of stockholders may be called by the directors, or the president or the chairman, and shall be called by the secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Listing

Our common stock is traded on the NASDAQ Capital Market under the symbols “PAVM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company located at 1 State Street, 30th Floor, New York, NY 10004.